TAUBMAN CENTERS' RESPONSE TO SIMON'S ALLEGATIONS

                         WHO WANTS TO PLAY "SIMON SAYS"?



Simon Property Group is attempting to advance its hostile takeover bid for Taubman Centers through a relentless campaign of misinformation. Simon is pursuing this strategy, we believe, because it recognizes the weakness of its case to overturn the decisions made by Taubman Centers' Board, including all of its independent directors, and to disenfranchise the Company's largest shareholders. With misleading statements, quotes taken out of context and inappropriate innuendo, Simon is hoping to sow seeds of confusion and dissent. Simon's expressed intent is to pressure the Company's independent directors into reconsidering its offer, an offer which these directors have already determined in good faith and after careful deliberations to be inadequate and opportunistic.

At Taubman Centers, we value enormously our relationship with all of our constituencies - including shareholders, employees and our many business partners, as well as the dozens of communities we serve - and we are saddened and frustrated by Simon's attempts to damage these relationships. We cannot allow Simon's callous disregard for the truth in its single-minded efforts to eliminate one of its toughest competitors to jeopardize our Company's future. That is why we feel it is important that you know the truth behind Simon's accusations.



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               TAUBMAN CENTERS' RESPONSE TO SIMON'S ALLEGATIONS:
                        WHO WANTS TO PLAY "SIMON SAYS"?



SIMON SAYS:                The Taubman family would not let shareholders vote on
                           the 1998 restructuring.

THE TRUTH:                 The 1998 restructuring did not require a shareholder
                           vote and if it had, there would have been one.

- There is no legal basis whatsoever for Simon to suggest that the 1998 restructuring transaction required a shareholder vote. Indeed, Simon's claim that the Series B issuance required a shareholder vote has already been dismissed by the Court.

- All of the parties involved and their advisors - including five separate law firms - agreed that no shareholder vote was required by law, under New York Stock Exchange (NYSE) rules or otherwise. The NYSE also passed on the issuance of the Series B shares and determined that the issuance complied with its strict policy against issuances that adversely affect the existing rights of shareholders.

- The quotes and innuendo in Simon's brief regarding the possibility of a shareholder vote have no connection to the actual restructuring transaction that occurred. They relate to a completely different transaction that had been earlier considered by the advisors - to split the Company into a holding company for more mature properties and a development arm ("SaleCo/DevCo"). That proposal was eventually determined, after significant study and consideration, to be fundamentally flawed and was abandoned for reasons unrelated to a shareholder vote.

-        The record - including the very notes from which Simon draws its quotes
         - clearly shows that the Taubman family was prepared to pursue a transaction that would have been subject to a shareholder vote.

- While it is true that the family's advisors expressed the concern that a transaction requiring a shareholder vote might "invite interlopers" to submit unsolicited takeover proposals (a legitimate consideration for them to emphasize to any client in the Taubman family's position), this advice did not affect the deliberations or decisions of the independent directors, who were separately represented by top financial and legal advisors.


                                 (PAGE 2 OF 10)

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               TAUBMAN CENTERS' RESPONSE TO SIMON'S ALLEGATIONS:
                        WHO WANTS TO PLAY "SIMON SAYS"?

SIMON SAYS:                The Series B shares were issued without proper
                           disclosure.

THE TRUTH:                 The issuance of the Series B shares was properly
                           disclosed, and the existence and voting rights of the Series B shares have been well known and understood by those following the Company for more than four years.

- The Series B shares could not be issued unless and until the NYSE was satisfied that their issuance complied with the Exchange's policy of ensuring that shareholders are not disenfranchised by a new class or series of stock. The proposed issuance of the Series B shares was not mentioned in the initial press release announcing the restructuring because it was at that time subject to review by the NYSE. The NYSE subsequently cleared the issuance, which was fully disclosed at the closing of the restructuring. Had the NYSE not approved the Series B shares, the Company would have been contractually obligated to find another way to provide the Partnership unit holders with voting rights proportionate to their economic interests to replace the rights they had at the Operating Partnership level.

- The Series B shares have been prominently disclosed on the first page of every Taubman Centers proxy statement since the 1998 restructuring under the heading "What is the Series B?" and have been voted alongside the common stock in every Taubman Centers shareholder vote since 1998. At no time until this unsolicited hostile takeover attempt began did any Taubman Centers shareholder, large or small, express any complaint about any aspect of the 1998 restructuring. On the contrary it was hailed by analysts as "a brilliant transaction" that "put governance of the Taubman business on a much more equal footing with the rest of the REIT world."

- There was nothing surreptitious about the 1998 restructuring transaction. It was well understood at the time that the unit holders (including the Taubman family) would retain governance rights corresponding to their economic interests. Analysts and others following the Company understood that and noted it in their reports. The report of Institutional Shareholder Services, in recommending a vote for the Company's director nominees at the 1999 annual meeting, noted that Series B holders were entitled to vote, and added: "As of March 17, 1999, all officers and directors as a group beneficially owned 35.2% of the company's voting stock." Indeed, Simon's own directors have testified that anyone buying Taubman shares since 1998 "would have purchased those shares in a market which had information concerning the power of the Series B."

- Unlike Simon (which astoundingly has publicly denied the existence of an absolute Simon family veto right over significant transactions even while admitting it in private), Taubman Centers has fully disclosed all the details of its governance, including the voting rights associated with the Series B shares.

                                 (PAGE 3 OF 10)

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               TAUBMAN CENTERS' RESPONSE TO SIMON'S ALLEGATIONS:
                         WHO WANTS TO PLAY "SIMON SAYS"?


SIMON SAYS:                The 1998 restructuring could have been accomplished
                           without the issuance of the Series B shares.

THE TRUTH:                 The issuance of the Series B shares was an essential
                           part of the transaction.

- A crucial part of the 1998 restructuring was the realignment and simplification of both the governance and financial reporting of the Company. Taubman had been the first Umbrella Partnership Real Estate Investment Trust (UPREIT) and its structure pre-1998 had proven to be too complex and unwieldy - it was one of less than a handful of UPREITs (out of the approximately 100 UPREITs to go public) in which the public REIT held only a minority interest in its operating partnership. Management at the REIT level would have been inappropriate, as the REIT was only a minority owner in the Operating Partnership. Therefore, a Partnership Committee was created to manage the business, with the REIT having minority representation on the Committee. Investors greatly disliked the structure as it required two sets of financial statements (a minority owner cannot consolidate financials) and a two-tiered governance structure. In the period leading up to the 1998 restructuring, analysts noted the "investor moans and groans about the complexity of the company's structure."

- With General Motors Pension Trusts' (GMPT) decision to exchange its directly-owned 37% interest in the Partnership for ten malls and no longer be a unit holder, it was now possible to rationalize the original governance structure. As the REIT assumed majority ownership of the Partnership it was now appropriate to have the Board of Directors of the REIT assume the governance of the business. Upon the GMPT exchange the economic interests in the Partnership of all remaining investors (the public shareholders and the Partnership unit holders) increased pro rata, just as would be the case in any share repurchase. The public's interest increased from 39% to 63%, and the unit holders' from 23% to 37%. The Taubman family's interest (which was part of the unit holders' interest) increased in equal proportion from 19% to just under 30%. (For more details, see the presentation "The 1998 Restructuring of Taubman: Setting the Record Straight" on our website, www.taubman.com).

- A mechanism was required under the new structure to permit the unit holders (including the Taubman family) to have voting rights proportionate to their economic interest - as they had under the original structure. This was not only a matter of common sense and basic fairness, but the Taubman family's agreement was required for the transaction. The Series B shares were the mechanism used to accomplish this result. Simon's suggestion that the favorable 1998 restructuring could have been achieved without the issuance of the Series B shares (in other words, that the Taubman family and other Partnership unit holders should have given up the voting rights proportionate to their economic interest that they had through the Partnership Committee structure) is silly.

                                 (PAGE 4 OF 10)


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               TAUBMAN CENTERS' RESPONSE TO SIMON'S ALLEGATIONS:
                         WHO WANTS TO PLAY "SIMON SAYS"?


SIMON SAYS:                The Series B shares were issued to the Taubman family
                           for only $38,000.

THE TRUTH:                 This is just another Simon "red herring". As
                           described above, the Series B shares were issued to all the unit holders in the Operating Partnership, including the Taubman family, in connection with the transfer of governance rights from the Operating
                           Partnership level to the REIT level.



                                 (PAGE 5 OF 10)


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               TAUBMAN CENTERS' RESPONSE TO SIMON'S ALLEGATIONS:
                         WHO WANTS TO PLAY "SIMON SAYS"?



SIMON SAYS:                The Taubman family only owns 1% of "the company" and
                           should therefore only have 1% say in its affairs.

THE TRUTH:                 The Taubman family's 30% voting interest is exactly
                           proportionate to its 30% economic interest in "the company."

- Both Taubman and Simon are structured as UPREITs. All of the operations and business of these two companies are held by operating partnerships, the ownership units of which are held both by their individual public companies (Taubman Centers and Simon Property Group, respectively) and by private investors (like the Taubman and Simon families, respectively). Like nearly all UPREITs, Taubman Centers' only assets are units in the Operating Partnership. Taubman Centers does not directly own any real estate property - all real estate properties are owned by the Operating Partnership. The Taubman family's 30% voting interest is exactly proportionate to its 30% economic interests.

- As everyone in the real estate industry knows, in an UPREIT structure, the Operating Partnership and the REIT are fully intertwined and constitute a single economic unit. Even one of Simon's own directors,
         G. William Miller, testified that having limited partners in an UPREIT vote their economic interest at the REIT level is common and proper.

- For an example of the interwoven relationship between the operating partnership and the public REIT in an UPREIT, one need look no further than Simon Property Group itself, where the Simon family, which owns only 2% of the stock in the REIT, has the automatic right to elect four (over 30%) of the thirteen REIT directors (not to mention having absolute veto rights over any merger or takeover of the REIT, even if the Simon family owns less than 1% of the overall enterprise, a fact which astoundingly Simon has denied). Contrary to Taubman Centers' democratic "one share, one unit, one vote" rule, the Simon directorships are not only "hard-wired" (that is, their directors are designated and can not be removed by the REIT's shareholders) but they are disproportionate to the Simon family's 15% ownership in the overall enterprise. Simon dismisses criticism by saying that it is not the target of a hostile bid, but the point (apart from highlighting its hypocrisy verging on dishonesty) is that an UPREIT is analyzed and viewed as an overall enterprise.

- For more information on UPREITs, you can refer to the declaration of James Hanks, Esq., a leading REIT expert, available in the Investor Relations section of the Company's website, www.taubman.com.

                                 (PAGE 6 OF 10)

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               TAUBMAN CENTERS' RESPONSE TO SIMON'S ALLEGATIONS:
                         WHO WANTS TO PLAY "SIMON SAYS"?



SIMON SAYS:                The 1998 restructuring effected "a fundamental
                           reallocation of power from the public" to the Taubman family.

THE TRUTH:                 The 1998 restructuring transferred power to the
                           public shareholders, not from them.

- The restructuring gave the public shareholders a meaningful say in the governance of the Company for the first time as the REIT assumed the majority ownership in the Operating Partnership. The public shareholders could for the first time elect a majority of the directors, who in turn select - and hire and fire - management.

- With respect to corporate control, a hostile takeover of the Company was not viable before the 1998 restructuring. Despite Simon's disingenuous suggestion that the REIT itself could have been subject to a hostile bid, it is implausible that anyone would have sought to acquire just the REIT, as its only asset was its minority position in the Operating Partnership, which in turn owned all of the real estate assets, and the REIT had no powers over the management or disposition of the Operating Partnership's assets and business. At no time has the REIT ever directly owned any real property.

- With respect to a takeover of the Operating Partnership, Morgan Stanley, the independent directors' financial advisor, advised that the pre-1998 "governance structure is such that a change in control transaction would have to be friendly." Simon's own investment banker testified that no transaction could have occurred before 1998 without the support of the Taubman family.

- Because the withdrawal of GMPT, a major shareholder, resulted in a pro rata increase in the interests of all remaining shareholders, the voting interests of both the public shareholders and the unit holders (including the Taubman family) also increased in absolute terms.

- In connection with that realignment, control of the enterprise was shifted for the first time to the Board of Directors of Taubman Centers, which is required to have a majority of independent directors. As distinguished from Simon's disproportionate, hard wired Board, all Taubman directors are elected democratically by all shareholders in direct proportion their economic interests on a "one share, one unit, one vote" basis.


                                 (PAGE 7 OF 10)


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               TAUBMAN CENTERS' RESPONSE TO SIMON'S ALLEGATIONS:
                         WHO WANTS TO PLAY "SIMON SAYS"?



SIMON SAYS:                In 1998, the Taubman Board of Directors was not
                           properly advised on the transaction.

THE TRUTH:                 The Board, and the independent directors who
                           negotiated on behalf of the public shareholders, were well-advised on all aspects of the restructuring, including the governance and voting implications.

- The 1998 restructuring was the result of intense and lengthy negotiations among three parties: GMPT, which was withdrawing from the partnership; members of the Taubman family, which had a majority of the Partnership units; and the independent directors of the REIT representing the interests of the REIT's public shareholders. Morgan Stanley and Shearman & Sterling advised the Board of the REIT, and the independent directors were also separately advised by Goodwin, Procter & Hoar.

- Morgan Stanley and Shearman & Sterling advised the Board that the governance alterations and voting structure put in place in the 1998 restructuring were consistent with those of Taubman Centers' peer companies.

- The directors recognized that in moving to a democratic "one share, one unit, one vote" governance structure, where voting rights were proportionate to economic interests, the Taubman family would have a nearly 30% voting interest.

- Morgan Stanley issued to both the Partnership Committee and the REIT Board a fairness opinion regarding the entire transaction, including governance.



                                 (PAGE 8 OF 10)


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               TAUBMAN CENTERS' RESPONSE TO SIMON'S ALLEGATIONS:
                         WHO WANTS TO PLAY "SIMON SAYS"?



SIMON SAYS:                General Motors Pension Trusts (GMPT) abstained from
                           voting on the restructuring because they did not like the governance provisions that were negotiated.

THE TRUTH:                 GMPT abstained because of a clear conflict of
                           interest.

- GMPT had negotiated to receive 37% of the Operating Partnership's properties. Their abstention did not reflect discomfort with Taubman's governance. The fact that they were satisfied with Taubman's governance is evidenced by their staying on following the restructuring as Taubman Centers' largest shareholder (in addition to engaging Taubman to manage the properties they acquired in the restructuring).




SIMON SAYS:                There are "damaging documents" including notes and
                           memoranda written by an associate at Goldman Sachs.

THE TRUTH:                 These notes and memoranda evidence an intense
                           negotiation in which the independent directors and their advisors represented the public shareholders of the REIT vigorously, loyally and effectively.

- If they do anything, the Goldman Sachs notes evidence the seriousness and intensity of the negotiations between the parties involved - GMPT, which was withdrawing from the partnership, the Taubman family and the independent directors representing the interests of the public shareholders of the REIT.

- Contrary to Simon's assertion that these notes "belie" Robert Taubman's testimony that he was not opposed to a shareholder vote, they in fact corroborate that testimony strongly. The notes show that the shareholder vote issue was related to an earlier transaction proposal (SaleCo/DevCo) which was fundamentally flawed for reasons having nothing to with a shareholder vote, and that Mr. Taubman was willing to submit a transaction to a shareholder vote if the best available transaction required a vote.



                                 (PAGE 9 OF 10)


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               TAUBMAN CENTERS' RESPONSE TO SIMON'S ALLEGATIONS:
                         WHO WANTS TO PLAY "SIMON SAYS"?


SIMON SAYS:                The Taubman Board of Directors' rejection on
                           January 21, 2003 of Simon's tender offer as inadequate is a "pretense".

THE TRUTH:                 The Taubman Board of Directors, which is comprised of
                           a majority of independent directors, unanimously recommends to the Company's shareholders that the Simon/Westfield offer is inadequate, opportunistic and not in the best interests of Taubman's shareholders.

- The Taubman Board of Directors has a majority of independent directors, all of whom are experienced and distinguished in their own right. They are well advised, diligent and independent of the Taubman family. In fact, the Company believes that each of its independent directors will meet the standards for Independent Directors as set forth in the Sarbanes-Oxley Act and the NYSE rules. It is utterly inappropriate for Simon to insult the integrity of Taubman Centers' independent directors because it does not agree with the conclusion they reached in good faith.

- The full reasons for the Taubman Board's rejection of the Simon/Westfield offer are set forth in the Company's Recommendation Statement on Schedule 14D-9.



SIMON SAYS:                Goldman Sachs has an economic incentive to keep
                           Taubman Centers independent because it will earn a "success fee" if Taubman Centers is not taken over by Simon.

THE TRUTH:                 Goldman Sachs will earn a substantially bigger fee if
                           Taubman Centers is acquired, whether by Simon or anyone else, than the advisory fee they will earn if the Company remains independent.


If you want to know more, please see our legal brief and the declarations of prominent experts, which are available in the Investor Relations section of our website, www.taubman.com.


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